SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K




                    ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997


                                     1-12333
                            (Commission file number)


                               IOMEGA CORPORATION
               (Exact name of issuer as specified in its charter)


       Delaware                                          86-0385884
(State of Incorporation)                   (IRS employer identification number)

1821 West Iomega Way, Roy, UT                              84067
(Address of principal executive offices)                 (ZIP Code)

                                 (801) 778-1000
              (Registrant's telephone number, including area code)


                  Iomega Retirement and Investment Savings Plan
                            (Full title of the Plan)

                                                           EIN:  86-0385884
                                                            PLAN NUMBER: 001













                  IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

                           FINANCIAL STATEMENTS AS OF
                           DECEMBER 31, 1997 AND 1996
                       TOGETHER WITH REPORT OF INDEPENDENT
                               PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Steering Committee and Participants of the Iomega Retirement and Investment Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Iomega Retirement and Investment Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/S/ ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP

Salt Lake City, Utah
 May 29, 1998

                  IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN


                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES






     Statement of Net Assets Available for
     Benefits as of December 31, 1997                                 1

     Statement of Net Assets Available for
     Benefits as of December 31, 1996                                 2

     Statement of Changes in Net Assets
     Available for Benefits for the Year Ended
     December 31, 1997                                            3 - 4

     Notes to Financial Statements                                5 - 9

     Item 27a - Schedule of Assets Held for Investment
     Purposes as of December 31, 1997                                10

     Item 27d - Schedule of Reportable Transactions for
     the Year Ended December 31, 1997                           11 - 12

                                  IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                             AS OF DECEMBER 31, 1997

                                                                   FUND INFORMATION
                                ---------------------------------------------------------------------------------------
                                                                    FIDELITY FUNDS
                                ---------------------------------------------------------------------------------------

                                                                        Managed        Retirement       Short-Term
                                    Magellan         Contrafund         Income        Money Market         Bond
                                ---------------------------------------------------------------------------------------

INVESTMENTS,
  at fair value                   $   2,831,116    $  10,387,070     $   2,451,608    $   1,893,013    $     878,536

RECEIVABLES:
   Employee contributions                27,185           48,332             7,019           10,613            5,129
   Employer contributions               154,517          336,858            58,883           63,499           35,858
                                ---------------------------------------------------------------------------------------


NET ASSETS                        $   3,012,818    $  10,772,260     $   2,517,510    $   1,967,125    $     919,523
                                =======================================================================================


                                                                         FUND INFORMATION
                            --------------------------------------------------------------------------------------------------------
                                              FIDELITY FUNDS
                            ---------------------------------------------------
                                                                 Spartan U.S.
                                  Equity           Asset           Equity           Iomega          Participant
                                Income II         Manager          Index          Stock Fund           Loans              Total
                            -------------------------------------------------------------------------------------------------------

INVESTMENTS,
  at fair value               $     3,592,439   $  1,306,865    $   2,484,731   $    12,568,742    $     1,194,970   $   39,589,090


RECEIVABLES:
   Employee contributions              23,767         12,063           23,026            50,197                  -          207,331
   Employer contributions             150,116         71,862          134,786           334,666                  -        1,341,045
                            -------------------------------------------------------------------------------------------------------


NET ASSETS                    $     3,766,322   $  1,390,790    $   2,642,543   $    12,953,605    $     1,194,970   $   41,137,466
                            =======================================================================================================



              The accompanying notes to financial statements are an
                       integral part of these statements.

                                IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

                                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                            AS OF DECEMBER 31, 1996

                                                                   FUND INFORMATION
                                ---------------------------------------------------------------------------------------
                                                                    FIDELITY FUNDS
                                ---------------------------------------------------------------------------------------

                                                                        Managed        Retirement       Short-Term
                                    Magellan         Contrafund         Income        Money Market         Bond
                                ---------------------------------------------------------------------------------------
INVESTMENTS,
  at fair value                   $   1,229,533    $   8,124,455     $   2,359,975    $   2,243,107    $     669,011

RECEIVABLES:
   Employee contributions                 8,363           30,031             7,646            6,773            2,914
   Employer contributions                59,992          265,898            78,816           61,499           20,547
                                ---------------------------------------------------------------------------------------


NET ASSETS                        $   1,297,888    $   8,420,384     $   2,446,437    $   2,311,379    $     692,472
                                =======================================================================================

                                                                        FUND INFORMATION
                            --------------------------------------------------------------------------------------------------------
                                              FIDELITY FUNDS
                            ---------------------------------------------------
                                                                Spartan U.S.
                                  Equity           Asset           Equity           Iomega          Participant
                                Income II         Manager          Index          Stock Fund           Loans             Total
                            --------------------------------------------------------------------------------------------------------
INVESTMENTS,
  at fair value               $     2,514,918   $    912,007    $     822,046   $     8,551,735    $       990,265  $    28,417,052


RECEIVABLES:
   Employee contributions              12,462          7,030            6,287            26,638                  -          108,144
   Employer contributions              87,967         57,685           44,650           221,470                  -          898,524
                            --------------------------------------------------------------------------------------------------------


NET ASSETS                    $     2,615,347   $    976,722    $     872,983   $     8,799,843    $       990,265  $    29,423,720
                            ========================================================================================================


              The accompanying notes to financial statements are an
                       integral part of these statements.

                                                                                                                 Page 1 of 2

                                               IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

                                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    FOR THE YEAR ENDED DECEMBER 31, 1997



                                                                           FUND INFORMATION
                                      --------------------------------------------------------------------------------------------
                                                                            FIDELITY FUNDS
                                      --------------------------------------------------------------------------------------------
                                                                                                 Retirement
                                                                                Managed             Money          Short-Term
                                           Magellan          Contrafund          Income            Market             Bond
                                      --------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
ATTRIBUTABLE TO:
   Contributions-
     Employee                           $      406,602     $      951,123      $     167,529   $      186,467     $      95,490
     Employer                                  154,517            336,858             58,883           63,499            35,858
     Rollover                                  582,929            447,675             38,866          102,453            89,039
                                      --------------------------------------------------------------------------------------------

                                             1,144,048          1,735,656            265,278          352,419           220,387

   Investment Income-
     Interest and dividends                    160,980            995,786            143,038          106,589            50,321
     Realized gain (loss)                      136,384            248,458                  -                -              (537)
     Net unrealized appreciation
       in fair value of
       investments                             141,351            686,591                  -                -               552
                                      --------------------------------------------------------------------------------------------

                Total additions                438,715          1,930,835            143,038          106,589            50,336

REDUCTIONS IN NET ASSETS
ATTRIBUTABLE TO:
     Distributions to participants            (233,675)          (627,963)          (297,983)        (515,700)          (23,566)

TRANSFERS BETWEEN FUNDS                        365,842           (686,652)           (39,260)        (287,562)          (20,106)
                                      --------------------------------------------------------------------------------------------

                Net additions
                  (reductions)               1,714,930          2,351,876             71,073         (344,254)          227,051

NET ASSETS:
   Beginning of year                         1,297,888          8,420,384          2,446,437        2,311,379           692,472
                                      ============================================================================================

   End of year                          $    3,012,818     $   10,772,260      $   2,517,510   $    1,967,125     $     919,523
                                      ============================================================================================


              The accompanying notes to financial statements are an
                       integral part of these statements.

                                                                                                              Page 2 of 2

                                              IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

                                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    FOR THE YEAR ENDED DECEMBER 31, 1997




                                                                             FUND INFORMATION
                               ----------------------------------------------------------------------------------------------------
                                                   FIDELITY FUNDS
                               -----------------------------------------------------
                                                                        Spartan U.S.
                                    Equity              Asset            Equity           Iomega        Participant
                                  Income II            Manager           Index          Stock Fund         Loans             Total
                               ----------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
   ATTRIBUTABLE TO:
   Contributions-
     Employee                  $    422,711     $      223,008     $    329,335    $     827,457     $          -    $    3,609,722
     Employer                       156,116             71,862          134,786          334,666                -         1,347,045
     Rollover                       202,204             68,152          285,637          366,140                -         2,183,095
                               ----------------------------------------------------------------------------------------------------

                                    781,031            363,022          749,758        1,528,263                -         7,139,862

   Investment Income-
     Interest and dividends         370,920            113,768           46,412            2,943           83,335         2,074,092
     Realized gain (loss)           265,835             58,996          191,997        1,361,982                -         2,263,115
     Net unrealized
     appreciation in fair
     value of investments           157,907             61,535          230,025        2,037,619                -         3,315,580
                               ----------------------------------------------------------------------------------------------------

                Total additions     794,662            234,299          468,434        3,402,544           83,335         7,652,787

REDUCTIONS IN NET ASSETS
   ATTRIBUTABLE TO:
     Distributions to
       participants                (305,680)          (102,048)        (224,635)        (640,108)        (107,545)       (3,078,903)

TRANSFERS BETWEEN FUNDS            (119,038)           (81,205)         776,003         (136,937)         228,915                 -
                               ----------------------------------------------------------------------------------------------------

                Net additions
                  (reductions)    1,150,975            414,068        1,769,560        4,153,762          204,705        11,713,746

NET ASSETS:
   Beginning of year              2,615,347            976,722          872,983        8,799,843          990,265        29,423,720
                               ====================================================================================================

   End of year                 $  3,766,322     $    1,390,790     $  2,642,543    $  12,953,605     $  1,194,970    $   41,137,466
                               ====================================================================================================


              The accompanying notes to financial statements are an
                       integral part of these statements.

                  IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS



(1)  PLAN DESCRIPTION

Participation

Iomega Corporation ("Iomega") adopted the Iomega Retirement and Investment Savings Plan (the "Plan") effective July 1, 1985. The Plan was established to provide employees an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees' dependents and beneficiaries.

Effective January 1, 1995, Fidelity Management Trust Company was appointed as trustee of the Plan. Iomega administers the Plan with the assistance of an external administrative consultant.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Eligibility, Contributions and Benefits

Employees who have completed thirty days of service and who have attained 21 years of age are eligible to participate in the Plan. Each eligible employee is required to make an election to participate in the Plan. At that time, each participant elects both the contribution amount and its distribution to the various investment funds within the Plan. Elected contribution percentages can range from 2 percent to 15 percent of qualifying gross compensation on a before-tax basis, subject to IRS limitations.

Iomega may make additional contributions and the Board of Directors of Iomega determines each year the amount and manner of the matching contribution allocation to be made to the accounts of eligible participants. Iomega matched employee contributions in amounts up to $650 per participant for 1997, totaling $752,304. Participants immediately vest in these contributions.

Effective January 1, 1995, Iomega amended the Plan to allow additional performance matching contributions which are based upon Iomega meeting or exceeding annual budgeted profits. This performance matching contribution matches 50 percent of each dollar of an employee's contributions that exceed the employee's initial annual $600 contribution up to a maximum of three percent of the employee's compensation or $4,500, whichever is less. The performance matching contribution for 1997 totaled $594,741. Participants vest in all performance matching contributions at a rate of 20 percent for each year of service. After five years of service, employees become immediately vested in all performance matching contributions.

Effective January 1, 1998, Iomega amended the Plan to change the employer matching contributions and vesting rights. Employer matching contributions were changed to consist of a basic match of up to $600 per participant, an additional basic match of 50 percent of a participants contributions over $600 up to 5 percent of eligible earnings, and a discretionary performance match with a range from 0 percent to 3 percent of eligible earnings, subject to limits imposed by the Internal Revenue Service. The discretionary performance match is based on Company profitability goals and the match percent is determined annually by the Company's board of directors. Vesting rights were changed to participants vesting in all matching contributions at a rate of 25 percent for each year of service. After four years of service, employees become immediately vested in all matching contributions.

Benefits are normally paid upon retirement, death, disability or other termination. Upon termination of service, participants may elect to receive payment from their accounts in a lump sum, periodic installments, an annuity or a combination of these methods. Actively employed participants may only withdraw funds from the Plan pursuant to specific restrictions set forth in the Plan agreement.

Investment Options

The Plan provides for ten investment options. These options, as well as the number of participants investing in each option, are as follows:

                                                                    Number of
                                     Fund                         Participants
                ------------------------------------------------ ----------------

                Magellan Fund                                              408
                Contrafund                                                 725
                Managed Income Portfolio                                   289
                Retirement Money Market Portfolio                          223
                Short-Term Bond Portfolio                                  142
                Equity Income II Fund                                      419
                Asset Manager                                              242
                Spartan U.S. Equity Index Portfolio                        294
                Iomega Stock Fund                                          738
                Participant Loan Fund                                      180

The Participant Loan Fund is managed by Iomega and the remaining nine funds are managed by the Fidelity Management & Research Company ("Fidelity"), an affiliate of Fidelity Management Trust Company. No sales charge is levied on the funds managed by Fidelity, however, an annual fee is charged by Fidelity to cover the operating expenses of each fund, including the investment advisory fee. This fee is deducted from the investment return of each fund. Participants are charged a loan setup fee and a maintenance fee for each loan borrowed under the Plan.

The Magellan Fund seeks capital appreciation by maintaining a portfolio primarily invested in common stocks and securities convertible into common stocks. Up to 20 percent of this fund may also be invested in debt securities of all types and quality levels issued by domestic and foreign issuers. The fund is relatively aggressive in pursuing growth. Dividends are declared and posted to the participant's account in May and December of each calendar year. The undistributed semi-annual dividends are reinvested to purchase additional shares in the fund.

The Contrafund seeks capital appreciation by investing in companies that are believed to be undervalued or out of favor. When market conditions warrant, the fund may also invest temporarily in investment-grade debt securities. The fund is relatively aggressive in pursuing growth.

The Managed Income Portfolio seeks preservation of capital and a competitive level of income over time. The portfolio purchases high-quality, short and long-term investment contracts issued by insurance companies, banks and other approved financial institutions that provide competitive interest rates. The Managed Income Portfolio's goal is to maintain a stable $1.00 share price.

The Retirement Money Market Portfolio invests in high-quality money market instruments of domestic and foreign issuers which are denominated in U.S. dollars. Such instruments are short-term obligations and range from U.S. Government securities to prime commercial paper issued by private borrowers. The fund seeks to obtain as high a level of current income as possible, given its principal objective of preserving capital and maintaining a share value of $1.00. Interest income is earned daily and posted to the participant's account at the end of each calendar month or at the time of total distribution of the account. The monthly income is applied to purchase additional shares in the fund.

The Equity Income II Fund seeks income by investing primarily in income-producing equity securities, considering the potential for capital appreciation. The fund seeks a yield exceeding the Standard & Poor's Daily Stock Price Index 500 ("S&P 500"). The fund is considered to be relatively conservative among growth and income funds.

Asset Manager seeks high total return with reduced risk over the long term by using a balanced mix of stocks, bonds and short-term instruments. The fund earns dividends daily, and the dividends are posted to the participant's account in the last month of each calendar quarter or at the time of total distribution of the account. The undistributed dividends are reinvested to purchase more shares in the fund.

The Short-Term Bond Portfolio invests in a broad range of fixed-income securities. Securities in the portfolio are primarily investment grade or better with maturities typically less than three years. The portfolio seeks high current income consistent with preservation of capital.

The Spartan U.S. Equity Index Portfolio has the goal of replicating the total return provided by the stocks included in the S&P 500. The fund buys and holds virtually all of the 500 stocks contained in the S&P 500 weighted in the same manner. The fund earns dividends daily, and the dividends are posted to the participant's account in the last month of each calendar quarter or at the time of total distribution of the account. The undistributed dividends are reinvested to purchase more shares in the fund.

The Iomega Stock Fund invests only in Iomega common stock. A small amount of the Iomega Stock Fund (approximately 1 to 2 percent) is held in cash to meet the Plan's liquidity needs for making distributions and transfers. Shares of Iomega stock are bought and sold over-the-counter each pay period based on participants' elections. Voting rights for the common stock held in the Iomega Stock Fund are passed through to participants. The market value of the Iomega Stock Fund is determined based on unitized stock accounting.

The Participant Loan Fund is invested solely in promissory notes executed by participants. With the Plan's consent, a participant may borrow from his or her account up to the lesser of $50,000 or 50 percent of the participant's vested interest. The outstanding balance of all prior loans under the Plan or any other plan maintained by Iomega or its affiliates reduces the amount available for future loans. Moreover, the $50,000 limit is reduced by the amount of any loan repayments made during the most recent 12 months. The minimum amount for any loan is $1,000. As of December 31, 1997, the loans bear interest at rates ranging from 7.43 to 10.0 percent. Loans must be repaid within five years, except for loans used to acquire a principal residence which must be repaid over a reasonable period of time not to exceed 10 years. All loans, regardless of term, become due and payable when the participant's employment terminates.

Termination of the Plan

Iomega may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

(2)  SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis in accordance with generally accepted accounting principles. Distributions to participants are recorded when paid.

Investments

Contributions are invested in various securities. Participants direct the trustee as to the investment of all contributions. Investments are carried at fair value based on quoted market prices. Unrealized appreciation or depreciation caused by fluctuations in the fair value of investments is recognized currently. Interest and dividends are reinvested as earned.

Distributions to Terminated Participants and Forfeitures

During the year ended December 31, 1997, some participants terminated from the Plan. Participants terminating prior to retirement that have a vested benefit balance in excess of $3,500 may leave their vested benefits in the Plan. The Plan provides for the distribution of vested benefits to terminated participants no later than April 1 following the calendar year in which the participant attained age 70 1/2. During the year ended December 31, 1997, vested benefits distributed to terminated participants were $3,078,903. Nonvested benefits which are forfeited are utilized to reduce the Company contributions to the Plan and have been reallocated to continuing participants. During the year ended December 31, 1997, forfeitures reallocated totaled $3,691.

Expenses

Iomega pays all administrative expenses relating to investment and management of Plan funds, including legal and accounting fees, except operating expenses of the investment funds which are deducted directly from investment returns by Fidelity (as noted in "Investment Options").


(3)  NET  UNREALIZED  APPRECIATION   (DEPRECIATION)  IN  FAIR  MARKET  VALUE  OF
     INVESTMENTS

The Plan provides that the fair value of all investments shall be determined at the end of each Plan year. Net unrealized appreciation or depreciation in the fair value of investments is determined by computing the difference between the fair value of each investment at the beginning of the Plan year (or at the date of purchase for investments acquired during the Plan year) with the fair market value at the end of the Plan year.


(4)  TAX STATUS

The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and certain provisions of the Internal Revenue Code ("IRC"). The Plan is intended to qualify under Section 401(a) of the IRC. The Internal Revenue Service issued a favorable determination letter dated October 26, 1994 ruling that the Plan was designed in accordance with applicable IRC requirements as of that date. The Plan's steering committee and legal counsel believe that the Plan continues to be designed and operated in accordance with applicable IRC requirements. The Plan does not provide for federal income taxes as the qualified plan trust is exempt from income taxes.

                             IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

                      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                          AS OF DECEMBER 31, 1997


                                                               (c) Number of                                 (e) Current
  (a)              (b) Issuer/Investment Type                     Units Held            (d) Cost                 Value
--------- ----------------------------------------------- ------------------------ -------------------- ----------------------
          Fidelity Management
            Trust Company:
 *           Magellan                                                  29,718        $    2,447,494        $     2,831,116
 *           Contrafund                                               222,755             7,203,388             10,387,070
 *           Managed Income                                         2,451,608             2,451,608              2,451,608
 *           Retirement Money Market                                1,893,013             1,893,013              1,893,013
 *           Short-Term Bond                                          100,981               921,890                878,536
 *           Equity Income II                                         133,004             2,590,315              3,592,439
 *           Asset Manager                                             71,219               989,592              1,306,865
 *           Spartan U.S. Equity Index                                 71,033             1,863,238              2,484,731
 *           Iomega Stock Fund                                      1,256,003             3,602,641             12,568,742

 *        Participant Loans                               Interest rates ranging
                                                          from 7.43% to 10%
                                                                                          1,194,970              1,194,970
                                                                                   ==================== ======================

                                                                                     $   25,158,149        $    39,589,090
                                                                                   ==================== ======================

*Denotes party-in-interest


                                                                                                                       Page 1 of 2

                                           IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

                                           ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                FOR THE YEAR ENDED DECEMBER 31, 1997

                                                          Number             (c)              (d)           (e)
     (a) Identity of          (b) Description            of Trans-         Purchase         Selling        Lease
     Party Involved           of Asset                    actions            Price           Price         Rental
---------------------------- ------------------------- --------------- ----------------- ---------------- ----------
Fidelity Investments         97,840 shares                  207          $  4,435,321      $          -        N/A
Institutional Services Co.*  of Contrafund

Fidelity Investments         67,836 shares                  150                     -         3,107,756        N/A
Institutional Services Co.*  of Contrafund

Fidelity Investments         90,633 shares                  177             2,428,227                 -        N/A
Institutional Services Co.*  of Equity Income II

Fidelity Investments         63,521 shares                  114                     -         1,774,448        N/A
Institutional Services Co.*  of Equity Income II

Fidelity Investments         24,318 shares                  178             2,254,388                 -        N/A
Institutional Services Co.*  of Magellan

Fidelity Investments         9,847 shares                    97                     -           930,541        N/A
Institutional Services Co.*  of Magellan

Fidelity Investments         113,976 shares                 223             7,263,108                 -        N/A
Institutional Services Co.*  of Iomega Stock Fund

Fidelity Investments         107,806 shares                 164                     -         6,646,650        N/A
Institutional Services Co.*  of Iomega Stock Fund

Fidelity Investments         2,117,579 units                152             2,117,579                 -        N/A
Institutional Services Co.*  of Retirement Money Market

Fidelity Investments         2,467,673 units                115                     -         2,467,673        N/A
Institutional Services Co.*  of Retirement Money Market

Fidelity Investments         1,515,438 units of             153             1,515,438                 -        N/A
Institutional Services Co.*  Managed Income

Fidelity Investments         1,423,806 units of             121                     -         1,423,806        N/A
Institutional Services Co.*  Managed Income

Fidelity Investments         80,747 shares of               153             2,563,029                 -        N/A
Institutional Services Co.*  Spartan U.S. Equity Index

Fidelity Investments         40,217 shares of                76                     -         1,322,366        N/A
Institutional Services Co.*  Spartan U.S. Equity Index


*Denotes party-in-interest

                                                                                                                       Page 2 of 2
                                           IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

                                           ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                FOR THE YEAR ENDED DECEMBER 31, 1997

                                                       (f) Expense                          (h) Current
                                                         Incurred                              Value at
      (a) Identity of            (b) Description           With             (g) Cost         Transaction         (i) Net
      Party Involved                of Asset            Transaction         of Asset             Date              Gain
---------------------------- ------------------------ ---------------- ------------------- ----------------- ----------------
Fidelity Investments         97,840 shares                  N/A           $  4,435,321        $4,435,321       $      N/A
Institutional Services Co.*  of Contrafund

Fidelity Investments         67,836 shares                  N/A              2,715,197         3,107,756          392,559
Institutional Services Co.*  of Contrafund

Fidelity Investments         90,633 shares                  N/A              2,428,227         2,428,227              N/A
Institutional Services Co.*  of Equity Income II

Fidelity Investments         63,521 shares                  N/A              1,586,703         1,774,448          187,745
Institutional Services Co.*  of Equity Income II

Fidelity Investments         24,318 shares                  N/A              2,254,388         2,254,388              N/A
Institutional Services Co.*  of Magellan

Fidelity Investments         9,847 shares                   N/A                892,168           930,541           38,373
Institutional Services Co.*  of Magellan

Fidelity Investments         113,976 shares                 N/A              7,263,108         7,263,108              N/A
Institutional Services Co.*  of Iomega Stock Fund

Fidelity Investments         107,806 shares                 N/A              6,112,685         6,646,650          533,965
Institutional Services Co.*  of Iomega Stock Fund

Fidelity Investments         2,117,579 units                N/A              2,117,579         2,117,579              N/A
Institutional Services Co.*  of Retirement Money Market

Fidelity Investments         2,467,673 units                N/A              2,467,673         2,467,673                -
Institutional Services Co.*  of Retirement Money Market

Fidelity Investments         1,515,438 units                N/A              1,515,438         1,515,438              N/A
Institutional Services Co.*  of Managed Income

Fidelity Investments         1,423,806 units                N/A              1,423,806         1,423,806                -
Institutional Services Co.*  of Managed Income

Fidelity Investments         80,747 shares                  N/A              2,563,029         2,563,029              N/A
Institutional Services Co.*  of Spartan U.S. Equity Index

Fidelity Investments         40,217 shares                  N/A              1,216,684         1,322,366          105,682
Institutional Services Co.*  of Spartan U.S. Equity Index


*Denotes party-in-interest

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons that administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized, in the City of Roy, Utah on the 26th day of June 1998.

                                             IOMEGA RETIREMENT AND
                                             INVESTMENT SAVINGS PLAN


                                             By:/S/ Robert J. Simmons
                                                ---------------------
                                                Robert J. Simmons
                                                Vice President and Treasurer

                                  EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 11-K.

Exhibit
Number             Description
--------         -------------------------------------------

23.1             Consent of Arthur Andersen LLP